

May 2, 2012

<u>Via E-Mail</u>
Michael G. Capatides
Chief Administrative Officer and General Counsel
Canadian Imperial Bank of Commerce
425 Lexington Avenue, 3rd Floor
New York, New York, 10017

      Re: **Canadian Imperial Bank of Commerce**
               Form 40-F for the Fiscal Year Ended October 31, 2011
               Filed December 2, 2011
               File No. 1-14678

Dear Mr. Capatides:

      We refer you to our comment letter dated April 5, 2012 regarding business contacts with Syria, Iran and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Cecilia Blye

                                  Cecilia Blye, Chief
                                  Office of Global Security Risk

cc: Suzanne Hayes
        Assistant Director
        Division of Corporation Finance